LEGION CAPITAL CORPORATION

301 E. PINE ST., STE 850

ORLANDO, FL. 32801

FILE NO. 024-12262

October 11, 2024

Notice of Withdrawal of Form 1-A POS

Legion Capital Corporation hereby gives Notice of Withdrawal of its Form 1-A POS filed on June 21, 2024.

Legion Capital Corporation

By :	/s/ Paul Carrazone
Paul Carrazone
President and Chief Executive Officer